SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

1. DATE, TIME AND PLACE: On April 16, 2019, at 10:30 a.m., at the principal place of business of BRASKEM S.A. (“Company”), located at Rua Eteno, nº 1.561, Polo Petroquímico de Camaçari, in the Municipality of Camaçari, State of Bahia. 2. CALL NOTICE: Call Notice published pursuant to article 124 of Corporation Law No. 6,404/76 (“LSA”), in editions of newspaper “O Correio da Bahia” dated March 16, 17 and 18, 2019 and in editions of newspaper “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] dated March 16, 19 and 20, 2019. 3. PUBLICATIONS: The following documents were published according to Article 133 of the LSA: (i) Notice to Shareholders stating that the management report on the corporate business and the main administrative facts of the year ended on December 31, 2018, the financial statements accompanied by the respective explanatory notes, the opinion by the KPMG Auditores Independentes and the report from the Fiscal Council were placed at the disposal of the shareholders at the Company's headquarters, as published in the newspaper "O Correio da Bahia" In the editions of March 16, 17 and 18, 2019 and in “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] In the editions of March 16, 19 and 20, 2019; and (ii) the management  report on the corporate business and the main administrative facts of the fiscal year ended on December 31, 2018, the financial statements accompanied by the respective explanatory notes, the report from the KPMG Auditores Independentes for the fiscal year ended on December 31, 2018, dated March 12, 2019, as well as the report from the Fiscal Council dated March 13, 2019, were published in the newspaper "O Correio da Bahia" and “Diário Oficial do Estado da Bahia” [Official Gazette of the State of Bahia] on March 21, 2019; The above documents were made available to the shareholders at the Company's principal place of business and published on the electronic pages of the Securities and Exchange Commission ("CVM") and of the Company more than one (01) month in advance of this date, under the terms of the LSA and the applicable CVM regulations. The other documents and information relating to the Agenda, according to CVM Ruling No. 481 of December 17, 2009, as amended ("CVM Ruling 481") and CVM Ruling No. 480 of December 7, 2009, as amended ("CVM Ruling 480"), were disclosed to the shareholders of the Company by presenting them a few times to CVM, through System Empresas.Net, on March 15, 18 and 21, 2019, respectively. 4. ATTENDANCE: The shareholders representing ninety-seven point eight percent (97.8%) of the voting capital of the Company attended the Annual and Extraordinary General Meeting held at the Company's principal place of business or exercised their right of remote participation, under article 121, sole paragraph of the LSA and CVM Ruling 481, as verified by: (i) the signatures below and those placed in the “Shareholders’ Attendance Book”; and (ii) the valid remote vote ballots received by means of the Central Depository of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) or by the bookkeeping agent for the shares issued by the Company, pursuant to the terms of CVM Ruling 481. The presence of shareholders representing sixty-eight point nine percent (68.9%) of the preferred shares issued by the Company, was also registered. Mr. Anselmo Neves Macedo, as representative of KPMG Auditores Independentes, the Company’s independent auditor for the purposes of article 134, paragraph 1, of the Corporation Law, Mr. Ismael Campos de Abreu, as member of the Fiscal Council of the Company, pursuant to article 164 of the Corporation Law, and Mr. Gustavo Sampaio Valverde, representative of the Company's management, were also present at the Meeting, all of whom were available to provide clarifications about the subjects contained in the Agenda.

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

5. COMPOSITION OF THE PRESIDING BOARD: Chairwoman: Mrs. Paula Cristina Penteado Magalhães Azevedo; and Secretary: Mrs. Alessandra Ordunha Araripe, chosen as established in clause 16, paragraph 3 of the Bylaws of the Company. 6. REPORT FROM THE FISCAL COUNCIL: The Company’s Fiscal Council, in its Report issued on March 13, 2019, was favorable to the approval, by the General Meeting, of the Annual Management Report, the Individual and Consolidated Financial Statements, and respective Explanatory Notes, and the Report from the Independent Auditors, as well as the proposal for allocation of results, all related to the fiscal year ended on December 31, 2018. 7. AGENDA  – 7.1. ANNUAL GENERAL MEETING: (1) Review, discuss and vote on the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2018, accompanied by the Independent Auditors’ Report and the Fiscal Board’s Report; (2) Examine, discuss and vote on the Management Proposal for the allocation of net profits for the fiscal year ended on December 31, 2018; (3) Resolve on the election of members of the Company’s Fiscal Council; and (4) Resolve on the annual aggregate compensation of the managers and members of the Fiscal Council for the fiscal year ending on December 31, 2019. and 7.2. EXTRAORDINARY GENERAL MEETING: Resolve on the replacement of three (3) full members and one (1) alternate member of the Company’s Board of Directors, indicated by the controlling shareholder, and by Petróleo Brasileiro S.A. (“Petrobras”) for the remaining term of office in course, which will end at the time of the Annual General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2019. 8. RESOLUTIONS: Reading of the consolidated summary voting map of the votes cast by means of remote vote ballots by all the attendees was waived, which was available for consultation of the attending shareholders, pursuant to article 21-W, paragraph 4 of CVM Ruling 481. In addition, by proposal of the chairman of the presiding board, the reading of the documents related to the matters to be resolved at this Annual and Extraordinary General Meeting was waived by all the attendees, since they are fully known to the shareholders. The attending shareholders also unanimously authorized the drawing-up of the minutes pertaining to these Annual and Extraordinary General Meeting in summary form, as well as publication thereof without the signatures of the shareholders present, pursuant to article 130 of the Corporation Law. The matters on the agenda were submitted for discussion and voting, and the following resolutions were taken: 8.1. ANNUAL GENERAL MEETING: 8.1.1. FINANCIAL STATEMENTS AND MANAGEMENT REPORT: to approve, by majority vote of the common shareholders, after abstentions and dissenting votes were recorded, in accordance with the statement of vote attached to these minutes, according to the voting map in Exhibit I to these minutes, which, for all purposes, must be considered as an integral part of these minutes, the Management Report, the Management Accounts, the Financial Statements and the respective Explanatory Notes, duly accompanied by the reports issued by the independent auditors, KPMG Auditores Independentes, and by the Fiscal Council, relating to the fiscal year ended on December 31, 2018. 8.1.2. DESTINATION OF PROFIT FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2018 : to register that, by virtue of a court decision rendered on April 15, 2019, in proceedings 0802005-67.2019.8.02.0000, by the Reporting Justice Alcides Gusmão da Silva, of the 3rd Civil Chamber of the Court of Justice of Alagoas, within the scope of the appeal filed by the Public Prosecutor's Office and the Public Defense Office, both of the State of Alagoas,

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

the suspension of the resolution regarding the distribution of net profits for the fiscal year ended on December 31, 2018 until further analysis of the merits, was determined. Therefore, item 2 of the Agenda of this Annual General Meeting shall be the object of a resolution at a new General Meeting of the Company to be duly convened by the Company, and the protests attached to these minutes shall be recorded. 8.1.3. ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL: (i) in response to the prior request of shareholders holding preferred shares issued by the Company, the separate election process was established as provided for in article 161, paragraph 4, item "a", of the Corporation Law, with the candidate previously appointed by such shareholders as alternate member having been changed by its proxy, who confirmed to have the power to do so; therefore, they were elected by unanimous vote of the shareholders of preferred shares that participated in the separate election, according to the voting map in Exhibit I to these minutes, which, for all purposes, shall be considered as an integral part of these minutes: (i.1) Mrs. PATRICIA GRACINDO MARQUES DE ASSIS BENTES, Brazilian, divorced, business manager, bearer of Identity Card RG No. 29879098 SSP/SP, enrolled with the Individual Taxpayer’s Register of the Ministry of Finance (CPF/MF) under No. 810.318.827-15, resident and domiciled at Rua Funchal, 411, 5º andar, Vila Olímpia, CEP 04551-060, in the City of São Paulo, State of São Paulo, as a full member of the Fiscal Council; and (i.2) Mr. FÁBIO VIANNA, Brazilian, married, business manager, bearer of Identity Card RG 15.649.091-2 SSP/SP, enrolled with the CPF/MF under No. 088.476.008-12, resident and domiciled at Rua Afonso Brás, 747, 81C, Vila Nova Conceição, in the City of São Paulo, State of São Paulo, as the respective alternate, both indicated by shareholders Geração Futuro L. Par Fundo de Investimento em Ações, enrolled with the National Register of Legal Entities (CNPJ) under No. 08.935.128/0001-59, Alaska Black Master FIA - BDR Nível I, enrolled with CNPJ/MF under no. 12.055.107/0001-16, Alaska Black Institutional FIA, enrolled with the CNPJ/MF under the number 26.673.556/0001-32, and Alaska Range FIM, enrolled with CNPJ/MF under No. 13.001.211/0001-90; (ii) then, it was recorded that the separate election of members of the fiscal council by minority shareholders holding common shares, under the terms of article 161, paragraph 4, "a" of the Corporation Law, was also requested. However, since there is not ten percent (10%) or more of the total outstanding voting shares issued by the Company, such request was impaired; and (iii) following, the majority of the shareholders of common shares elected and reelected, as the case may be, after abstentions and dissenting votes were recorded, according to the voting map set out in Exhibit I to these minutes, which for all effects must be considered as an integral part of these minutes, the panel composed by the following full members and alternates of the Fiscal Council of the Company, for a term of office of one (01) year, starting on this date and ending at the Annual General Meeting that will examine the managers’ accounts for the fiscal year ending on December 31, 2019, as acting members: Mr. ISMAEL CAMPOS DE ABREU, Brazilian, married under the partial property ruling, accountant, bearer of Identity Card RG No. 00716820-90 SSP/BA, enrolled in the CPF/MF under No. 075.434.415-00, resident and domiciled in Salvador, State of Bahia, with business address at Alameda das Catabas, nº 180, Caminho das Árvores, CEP 41820-440, in the City of Salvador, State of Bahia; Mr. GILBERTO BRAGA, Brazilian, married under the partial property ruling, economist, bearer of Identity Card (RG) No. 04.722.037-1 DETRAN/RJ, enrolled in the CPF/MF under No. 595.468.247-04, resident and domiciled in the City of Rio de Janeiro, State

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

of Rio de Janeiro, with business address at Rua Uruguaiana, nº 39, 18º andar, Centro, CEP 20050-093, in the City of Rio de Janeiro, State of Rio de Janeiro; Mr. CARLOS ALBERTO RECHELO NETO, Brazilian, married under the partial property ruling, engineer, bearer of Identity Card RG No. 23.549.068-4 SSP/SP, enrolled in the CPF/MF under No. 262.997.388-39, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Avenida Henrique Valadares nº 28, Centro, CEP 20231-030, in the City of Rio de Janeiro, State of Rio de Janeiro; and Mrs. VIVIANA CARDOSO DE SÁ E FARIA, Brazilian, married under the partial property ruling, economist, bearer of Identity Card RG No. 10358981-8, IFP/RJ and enrolled in the CPF/MF under No. 026.921.737-16, resident and domiciled at Avenica República do Chile, n° 65, Sala 1201, Centro, CEP 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro; and, as respective alternate members: Mr. IVAN SILVA DUARTE, Brazilian, married under the partial property ruling, accountant, bearer of Identity Card RG No. 03732230 SSP/BA, enrolled in the CPF/MF under No. 611,242,065-15, resident and domiciled in the City of Salvador, State of Bahia, with business address at Rua Waldemar Falcão, nº 870, apto. 1501, Torre "A", Horto Florestal, CEP 40295-010, in the City of Salvador, State of Bahia; Mrs. TATIANA MACEDO COSTA REGO TOURINHO, Brazilian, married under the partial property ruling, business manager, bearer of Identity Card RG No. 823710327 SSP/BA, enrolled in the CPF/MF under No. 951.929.135-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Rua Lemos Monteiro, n° 120, 16º andar, Butantã, CEP. 05501-050, in the City of São Paulo, State of São Paulo; Mr. BRUNO PASSOS DA SILVA MELO, Brazilian, married under the partial property ruling, accountant, bearer of Identity Card RG No. 09978723-6, IFP/RJ and enrolled in the CPF/MF under No. 071.927.757-46, resident and domiciled at Avenida República do Chile, n° 65, sala 903, Centro, CEP 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro; and Mr. BRUNO CARVALHO BARUQUI, Brazilian, married under the partial property ruling, administrator, bearer of Identity Card (RG) No. 21.140.412-80 SSP/BA, enrolled in the CPF/MF under No. 082.002.957-29, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, with business address at Av. República do Chile nº 65, CEP 20031-912, in the City of Rio de Janeiro, State of Rio de Janeiro. The members of the Fiscal Council now elected or reelected were invested in office on this date, having submitted written statements, for all due purposes and effects of the provisions in article 37, item II, of Law No. 8,934 of November 18, 1994, with wording given by article 4 of Law No. 10,194 of February 14, 2001, that they are not prevented from exercising trade or administration of a mercantile company by virtue of a criminal sentence, having also submitted, to comply with the provisions in CVM Ruling No. 358, of January 3, 2002, as amended (“CVM Ruling 358”) written statements, pursuant to said Ruling, which were filed at the Company’s headquarters. Due to the elections and reelections resolved upon above, the Fiscal Council shall have the following composition: FULL MEMBERS: ISMAEL CAMPOS DE ABREU; GILBERTO BRAGA; CARLOS ALBERTO RECHELO NETO; VIVIANA CARDOSO DE SÁ E FARIA and PATRICIA GRACINDO MARQUES DE ASSIS BENTES. RESPECTIVE ALTERNATES: IVAN SILVA DUARTE; TATIANA MACEDO COSTA REGO TOURINHO; BRUNO PASSOS DA SILVA MELO; BRUNO CARVALHO BARUQUI and FÁBIO VIANNA. 8.1.4. ANNUAL AGGREGATE COMPENSATION OF THE MANAGERS AND MEMBERS OF THE FISCAL COUNCIL: to approve , by a majority of the attending shareholders of common shares, after abstentions

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

and dissenting votes were recorded, according to the voting map contained in Exhibit I to these minutes, which, for all purposes, shall be considered as an integral part of these minutes, the total aggregate amount of eighty-three million, thirty-nine thousand, three hundred and eighty reais and fifteen centavos (BRL 83,039,380.15) for the 2019 fiscal year, corresponding to the aggregate compensation of the Managers, which amount includes fixed and variable fees and respective payroll charges, recognized in the Company’s results, as well as the applicable benefits, and shall be individualized by the Board of Directors, in accordance with the provisions of articles 25 and 26, item "vii", of the Company's Bylaws. Moreover, the same shareholders also approved, for the fiscal year of 2019, the amount of one million, one hundred and one thousand, and six hundred reais (BRL 1,101,600.00 ) concerning the compensation of the Fiscal Council’s members, in compliance with the provision of article 162, paragraph 3, of the Corporation Law, totaling, therefore, an aggregate compensation for the members of the Fiscal Council and the Managers in the amount of  eighty-four million, one hundred and forty thousand, nine hundred and eighty Reais and fifteen centavos (BRL 84,140,908.15. 8.2. EXTRAORDINARY GENERAL MEETING: 8.2.1. REPLACEMENT OF THE MEMBERS OF THE COMPANY'S BOARD OF DIRECTORS: In view of the resignations presented by Messrs. Ricardo Baldin and Edson Chil Nobre, members of the Board of Directors of the Company, and Mrs. Ticiana Vaz Sampaio Marianetti, alternate member of the Company's Board of Directors, according to resignation letters received and filed at the Company's headquarters on March 13, 2019, as well as the request for revocation of resignation filed by Mr. Ernani Filgueiras de Carvalho on April 10, 2019 to render ineffective the resignation letter that had been presented by him on March 13, 2019, which resulted in the loss of effect of the appointment of Ms. Ana Lúcia Poças Zambelli by Petrobras: (a) to record, first, that: (i) only two (2) acting members and one (1) alternate member shall be replaced; and (ii) Mr. João Cox Neto, acting member of the Board of Directors of the Company, shall no longer be nominated by the controlling shareholder as an independent director and shall be appointed by Petrobras as a non-independent member, replacing the resigning board member appointed by Petrobras Mr. Edson Chil Nobre, remaining in his position as acting member of the Company's Board of Directors. In addition, Mr. João Cox Neto shall become the Vice Chairman of the Board of Directors, replacing the board member Mr. Ernani Filgueiras de Carvalho, who will become only an acting member of the Board of Directors of the Company; and (b) to approve, by a majority of the attending shareholders of common shares, after the dissenting votes were recorded, according to the voting map included in Exhibit I to these minutes, which, for all purposes, must be considered as an integral part hereof, the election of the following Board of Directors’ members, who shall complete the remainder of their current term of office, which will end at the Annual General Meeting that will resolve on the Company's financial statements for the fiscal year ending on December 31, 2019: Mr. JULIO SOARES DE MOURA NETO, Brazilian, married under the universal property ruling, admiral of the squadron, bearer of Identity Card RG No. 180528-A/R, Brazilian Navy, enrolled in the CPF/MF under No. 033.409.377-53, resident and domiciled at Avenida Atlântica, n° 270, Bloco 3, Leme, CEP 22010-000, in the City of Rio de Janeiro, State of Rio de Janeiro, as an acting member, in replacement of the resigning acting member Mr. Ricardo Baldin; (ii) JOÃO PINHEIRO NOGUEIRA BATISTA, Brazilian, married under the separate property ruling, economist, bearer of Identity Card RG No. 36605155-6 SSP / SP, enrolled in the CPF/MF

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

under No. 546.600.417-00, resident and domiciled at Rua Leopoldo Couto de Magalhães Júnior, 110, 7º andar, conjunto 71, Itaim Bibi, CEP 04542-010, in the City of São Paulo, State of São Paulo, as an acting member, and Mr. João Pinheiro Nogueira Batista is now appointed by the controlling shareholder to occupy the position formerly occupied by Mr. João Cox Neto, subject to the provisions of item (a) above; and (iii) MARCELO ROSSINI DE OLIVEIRA , Brazilian, married under the partial property ruling, economist, bearer of Identity Card RG No. 07072167-02, SSP/BA, enrolled in the CPF/MF under no. 786.634.075-72, resident and domiciled at Rua Lemos Monteiro, 120, 16º andar, Butantã, CEP 05501-050, in the City of São Paulo, State of São Paulo, as alternate member, replacing the resigning alternate member Mrs. Ticiana Vaz Sampaio Marianetti . The Board Members elected herein shall be invested in office on April 22, 2019, upon presentation of the respective deed of investiture, which must be drafted in the proper book. The board members represented, for all legal purposes and under the penalty of law, pursuant to article 37, item II, of Law No. 8,934, of November 18, 1994, with the wording provided in article 4 of Law No. 10,194, of February 14, 2001, that they are not prevented from exercising commercial or management activities in a mercantile company by virtue of a criminal sentence, having also submitted, in order to comply with CVM Ruling 358 and CVM Ruling 367 of May 29, 2002, as amended, and with the Management Consent Term with regard to the rules contained in Level 1 Listing Regulations of B3, written statements according to the terms of such Rulings, which were filed at the Company’s principal place of business. Due to the elections resolved upon above, the Company's Board of Directors shall have the following composition: FULL MEMBERS: RODRIGO JOSÉ DE PONTES SEABRA MONTEIRO SALLES; JOÃO PINHEIRO NOGUEIRA BATISTA; LUIZ DE MENDONÇA; GESNER JOSÉ DE OLIVEIRA FILHO; MARCELO MOSES DE OLIVEIRA LYRIO; PEDRO OLIVA MARCILIO DE SOUSA; CARLA GOUVEIA BARRETTO; JOÃO COX NETO; JULIO SOARES DE MOURA NETO; FÁBIO VENTURELLI; and ERNANI FILGUEIRAS DE CARVALHO. RESPECTIVE ALTERNATES: ANDRÉ AMARO DA SILVEIRA; MARCELO MANCINI STELLA; MAURO MOTTA FIGUEIRA; MARCELO ROSSINI DE OLIVEIRA; JOSÉ DE FREITAS MASCARENHAS; SUSAN BARRIO DE SIQUEIRA CAMPOS; SERGIO FRANÇA LEÃO; LARRY CARRIS CARDOSO; PAULO CEZAR FERNANDES DA SILVA; and JOÃO CARLOS TRIGO DE LOUREIRO. 9. ADJOURNMENT: Pursuant to article 30, paragraph 4, of CVM Ruling 480, the total approvals computed from the voting on each item of the agenda is indicated in Exhibit I, which, for all purposes, shall be considered an integral part hereof. As there were no further matters to be discussed, the Annual and Extraordinary General Meeting was ended, and these minutes were drawn up, which, after read, discussed and found to be in order, were signed by all those in attendance; the drafting of the minutes in summary form as well publication thereof without the signatures of the attending shareholders, pursuant to article 130 of the Corporation Law and item 8 above, were authorized. 10. SIGNATURES: Presiding Board: Mrs. Paula Cristina Penteado Magalhães Azevedo, as Chairwoman; and Ms. Alessandra Ordunha Araripe, as Secretary. Manager of the Company Available to provide clarifications: Mr. Gustavo Sampaio Valverde, representative of the Company's management. Representative of KPMG Auditores Independentes: Mr. Anselmo Neves Macedo. Member of the Company’s Fiscal Council: Mr. Ismael Campos de Abreu. Shareholders: OSP INVESTIMENTOS S.A. (By Mr. Lauro Augusto Passos Novis Filho); ODEBRECHT S.A. (by

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

Sr. Lauro Augusto Passos Novis Filho); PETRÓLEO BRASILEIRO S/A – PETROBRAS (by Mr. Eduardo Belotti Paes de Figueiredo); ALASKA BLACK MASTER FIA - BDR NIVEL I, GERACAO FUTURO L.PAR FUNDO DE INVESTIMENTO EM ACOES, ALASKA BLACK INSTITUCIONAL FIA, ALASKA RANGE FUNDO DE INVESTIMENTO MULTIMERCADO, FIDELITY FUNDS - LATIN AMERICA FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045829, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045795, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045794, SCRI - ROBECO QI INSTITUTIONAL EMERGING MARKETS ENHANCED INDEX EQUITIES FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, GLOBAL TRUST COMPANY FBO AQR COLLECTIVE INVESTMENT TRUST - AQR EMERGING EQUITIES COLLECTIVE INV FUND, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AXA ROSENBERG GLOBAL INVESTMENT COMPANY ICVC - AXA ROSENBERG GLOBAL FUND, FORSTA AP-FONDEN, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045828, SCRI - ROBECO QI CUSTOMIZED EMERGING MARKETS ENHANCED INDEX EQUITIES FUND, BUREAU OF LABOR FUNDS-LABOR PENSION FUND, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, ROBECO CAPITAL GROWTH FUNDS, ARROWSTREET INTERNATIONAL EQUITY EAFE ALPHA EXTENSION CIT, STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN, VANTAGETRUST III MASTER COLLECTIVE INVESTMENT FUNDS TRUST, RBC QUANT EMERGING MARKETS DIVIDEND LEADERS ETF, ABS DIRECT EQUITY FUND LLC., JNL/BLACKROCK GLOBAL ALLOCATION FUND, MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND, VANGUARD ESG INTERNATIONAL STOCK ETF, RBC QUANT EMERGING MARKETS EQUITY LEADERS ETF, FIDELITY UCITS II ICAV / FIDELITY M, THE BANK OF NEW YORK (by Mr. Ricardo Jose Martins Gimenez); JOSE AURELIO VALPORTO DE SÁ JUNIOR (by Mr. Pedro Renato de Souza Mota); NORGES BANK, ISHARES MSCI BRAZIL ETF, ISHARES CORE MSCI EMERGING MARKETS ETF, PEOPLE S BANK OF CHINA, GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST, NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA, CAUSEWAY EMERGING MARKETS FUND, ISHARES MSCI EMERGING MARKETS ETF, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, CITY OF NEW YORK GROUP TRUST, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, FLORIDA RETIREMENT SYSTEM TRUST FUND, STATE OF WISCONSIN INVT. BOARD MASTER TRUST, ISHARES PUBLIC LIMITED COMPANY, THE MONETARY AUTHORITY OF SINGAPORE, BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., STATE STREET EMERGING M. A. S. L. C. T. FUND, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST, THE GOVERNMENT OF THE PROVINCE OF ALBERTA, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, DESJARDINS EMERGING MARKETS FUND, GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, ARROWSTREET US GROUP TRUST, RUSSELL INVESTMENT COMPANY PUBLIC

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BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

LIMITED COMPANY, WASHINGTON STATE INVESTMENT BOARD, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, VANGUARD INVESTMENT SERIES PLC, STATE STREET GLOBAL A LUX SICAV - SS EM SRI ENHANCED E F, STICHTING DELA DEPOSITARY MANAGEMENT, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, LAZARD EMERGING MARKETS CORE EQUITY PORTFOLIO, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, LAZARD KP EM SOLUTIONS FUND LLC, WELLINGTON TRUST COMPANY N.A., SCHWAB EMERGING MARKETS EQUITY ETF, NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, FUTURE FUND BOARD OF GUARDIANS, MANAGED PENSION FUNDS LIMITED, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD, ACADIAN EMEMRGING MARKETS EQUITY FUND, LAZARD EMERGING MARKETS CORE EQUITY TRUST, FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND, ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN, COLLEGE RETIREMENT EQUITIES FUND, ISHARES II PUBLIC LIMITED COMPANY, STICHTING PGGM DEPOSITARY, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF, ADVISORS INNER CIRCLE FUND-ACADIAN E.M.PORTF, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, FIRST TRUST BRAZIL ALPHADEX FUND, SEI INSTITUTIONAL INVESTMENTS TRUST- EMERGING MARKETS E FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, LEGAL GENERAL COLLECTIVE INVESTMENT TRUST, PUBLIC SECTOR PENSION INVESTMENT BOARD, FUNDAMENTAL LOW V I E M EQUITY, RAYTHEON COMPANY MASTER TRUST, SEI INST INT TRUST EM MKTS EQUITY FUND, SCHLUMBERGER GROUP TRUST AGREEMENT, IVESCO FTSE RAFI EMERGING MARKETS ETF, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, FSS EMERGING MARKET EQUITY TRUST, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, INVESCO DWA EMERGING MARKETS MOMENTUM ETF, VANGUARD FUNDS PUBLIC LIMITED COMPANY, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, ARROWSTREET COLLECTIVE INVESTMENT TRUST, BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., SUNSUPER SUPERANNUATION FUND, COMMONWEALTH EMERGING MARKETS FUND 6, PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, BELL ATLANTIC MASTER TRUST, STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE, ASCENSION ALPHA FUND, LLC, BNY MELLON TR DEP (UK) LIM AS T OF IS EM MK EQ I FD (UK), BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, LAZARD GLOBAL ACTIVE FUNDS, PLC, GREAT-WEST EMERGING MARKETS EQUITY FUND, KBI INSTITUTIONAL FUND ICAV, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND, INTERNATIONAL EQUITY FUND, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ALLIANZ GLOBAL INVESTORS GMBH. FOR ALLIANZ EMER MK EQU DIVID, COMMONWEALTH

DOCS - 4282519v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

GLOBAL SHARE FUND 22, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, MGI FUNDS PLC, STATE OF NEW JERSEY COMMON PENSION FUND D, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, BLAKROCK GLOBAL ALLOCATION FUND INC, ARROW. CAP. IR. LTD FAOBO ARR. GL. EQ. CCF, ASFOTA CCF, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, VANGUARD EMERGING MARKETS SELECT STOCK FUND, THE SEI EMERGING MARKETS EQUITY FUND, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, HPE COMMON CONTRACTUAL FUND, STATE OF IND PUBLIC EMPL RET FUND, IRISH LIFE ASSURANCE PLC, ARROWSTREET GLOBAL EQUITY FUND, NORTHERN TRUST LUX MAN COMP SA IN R OF SCH INT S R F FCP-SIF, DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, ILLINOIS MUNICIPAL RETIREMENT FUND, BRIDGEWATER PURE ALPHA STERLING FUND, LTD., LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND, VIRGINIA RETIREMENT SYSTEM, THE TEXAS EDUCATION AGENCY, FRANCISCAN ALLIANCE, INC. MASTER PENSION TRUST, PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN, STATE STREET ACTIVE EM MKTS SEC LEND QP COM TR FD, UTAH STATE RETIREMENT SYSTEMS, IBM 401 (K) PLUS PLAN, SPDR MSCI ACWI EX-US ETF, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FINACAP MAURUTSSTAD FIA, INVESCO GLOBAL AGRICULTURE ETF, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, NEW ZEALAND SUPERANNUATION FUND, CAUSEWAY EMERGING MARKETS GROUP TRUST, BLACKROCK GLOBAL FUNDS-GLOBAL ALLOCATION FUND, TOBAM EMERGING MARKETS FUND, STATE STREET EMERGING MARKETS E N-L C TRUST FUND, NORTHERN TRUST INVESTIMENT FUNDS PLC, PICTET - EMERGING MARKETS INDEX, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, CAUSEWAY FUNDS PLC, DUNHAM INTERNATIONAL STOCK FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST, ISHARES III PUBLIC LIMITED COMPANY, PIMCO RAE EMERGING MARKETS FUND LLC, COMMONWEALTH SUPERANNUATION CORPORATION, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, INTERNATIONAL MONETARY FUND, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, PARAMETRIC EMERGING MARKETS FUND, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, THE GOVERNMENT OF HIS M THE S AND Y D-P OF BRUNEI DARUSSALAM, STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EMSEF, CENTURYLINK, INC. DEFINED CONTRIBUTION PLAN MASTER TRUST, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, AB SICAV I - EMERGING MARKETS MULTI-ASSET PORTFOLIO, VOYA EMERGING MARKETS INDEX PORTFOLIO, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, COMMONWEALTH GLOBAL SHARE FUND 23, BRITISH AIRWAYS PEN TRUSTEES LTD-MAIN A/C, MERCER EMERGING MARKETS EQUITY FUND, BLACKROCK GLOBAL ALLOC V.I. FD OF BLACKROCK VAR SER FDS, INC, GMO TAX-M. B - F. FREE, A S. OF GMO M. P. (ONSHORE), L.P., GTAAN - SL LP,

DOCS - 4282519v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, CENTURYLINK, INC. DEFINED BENEFIT MASTER TRUST, STATE STREET GLOBAL EQUITY EX-US INDEX PORTFOLIO, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F, MAINSTAY MACKAY EMERGING MARKETS EQUITY FUND, ADVANCED SERIES TRUST - AST LEGG MASON DIVERSIFIED GROWTH P, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, OHIO POLICE AND FIRE PENSION FUND, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, TMT BK OF J, LTD. AS T FOR RUSSELL EMER DIVID G MOTHER FUND, LEGAL GENERAL ICAV, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F, BLACKROCK GLOBAL INDEX FUNDS, AXA ROSENBERG EQUITY ALPHA TRUST, CATHOLIC UNITED INVESTMENT TRUST, AQUILA EMERGING MARKETS FUND, SSGA SPDR ETFS EUROPE I PLC, HSBC EMERGING MARKETS POOLED FUND, ISHARES MSCI BRAZIL UCITS ETF USD (ACC), NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, MERCER QIF FUND PLC, ALASKA COMMON TRUST FUND, ISHARES MSCI BRIC ETF, THE BOARD OF.A.C.E.R.S.LOS ANGELES,CALIFORNIA, WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, CADENCE GLOBAL EQUITY FUND L.P., COLONIAL FIRST STATE INVESTMENT FUND 50, ARIZONA PSPRS TRUST, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, EMERGING MARKETS EQUITY FUND, BMO MSCI EMERGING MARKETS INDEX ETF, CHANG HWA COM BK LTD IN ITS CAP AS M CUST OF P LAT A EQ FD, COLONIAL FIRST STATE INVESTMENT FUND 10, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND, STATE STREET IRELAND UNIT TRUST, ARROW DWA COUNTRY ROTATION ETF, GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, STICHTING BLUE SKY PASSIVE EQUITY EMERGING MARKETS GLOBAL FU, MERCER EMERGING MARKETS SHARES FUND, KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, RUSSEL EMERGING MARKETS EQUITY POOL, COX ENTERPRISES INC MASTER TRUST, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, CF DV EMERGING MARKETS STOCK INDEX FUND, K INVESTMENTS SH LIMITED, NAVARRO 1 FUND LLC, PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD, NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, THE STATE OF CONNECTICUT COMBINED INVEST.FUND, LEGAL GENERAL INTERNATIONAL INDEX TRUST, CAUSEWAY INTERNATIONAL OPPORTUNITIES GROUP TRUST, ADVANCED SERIES

DOCS - 4282519v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

TRUST - AST GOLDMAN SACHS MULTI-ASSET PORTFO, BLACKROCK EMERGING MARKETS LONG/SHORT EQUITY FUND OF BLACKRO, ELEMENTS EMERGING MARKETS PORTFOLIO, EUROPEAN CENTRAL BANK, BLACKROCK STRATEGIC FUNDS - BLACKROCK SYSTEMATIC GLOBAL E F, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, KBI GLOBAL INVESTORS (NA) LTD CIT, FIDELITY SALEM STREET TRUST: FIDELITY ZERO INTERNA, COMMONWEALTH BANK GROUP SUPER, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, SCHRODER COLLECTIVE INVESTMENT TRUST, EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, JAPAN TRUSTEE SERVICES BANK, LTD. RE: STB DAIWA E E F I M F, KBI DST EMERGING MARKET ESG FUND, SYMMETRY PANORAMIC INTERNATIONAL EQUITY FUND, GOVERNMENT EMPLOYEES SUPERANNUATION BOARD, CIBC EMERGING MARKETS INDEX FUND, PIMCO FUNDS GLOBAL INVESTORS SERIES PLC, ST STR RUSSELL RAFI GLOBAL EX-U.S INDEX NON LEN COMMON TR F, PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD, UTD NAT RELIEF AND WORKS AG FOR PAL REFUGEE IN THE NEAR EAST, CMLA INTERNATIONAL SHARE FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, LAZARD ASSET MANAGEMENT LLC, PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, HC CAPITAL TRUST THE COMMODITY RETURNS STRATEGY PORTFOLIO, ALASKA PERMANENT FUND, POOL REINSURANCE COMPANY LIMITED, TRANSAMERICA BLACKROCK GLOBAL ALLOCATION VP, CAUSEWAY INTERNATIONAL OPPORTUNITIES FUND, FLORIDA STATE BOARD OF ADMINISTRATION, BELLSOUTH CORPORATION RFA VEBA TRUST, SYMMETRY PANORAMIC GLOBAL EQUITY FUND, GUIDESTONE FUNDS EMERGING MARKETS EQUITY FUND, PRUDENTIAL TRUST COMPANY, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, THE BOARD OF THE PENSION PROTECTION FUND, ARGUCIA QUARK FUNDO DE INVESTIMENTO MULTIMERCADO, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF, MIP ACTIVE STOCK MASTER PORTFOLIO, SEI GLOBAL MASTER FUND PLC - THE SEI GLOBAL MULTI-ASSET I F, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, BLACKROCK GLOBAL FUNDS-GLOBAL DYNAMIC EQUITY FUND, DREYFUS OPPORTUNITY FUNDS - DREYFUS STRATEGIC BETA E M E F, BERESFORD FUNDS PUBLIC LIMITED COMPANY, OYSTER CREEK NUCLEAR GENERATING STATION QUALIFIED FUND, LAZARD EMERGING MARKETS EQUITY ADVANTAGE PORTFOLIO, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND, WILSHIRE MUTUAL FUNDS, INC. - WILSHIRE INTERNATIONAL EQUITY, BLACKROCK LIFE LIMITED, RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL, ADVISER MANAGED TRUST - TACTICAL OFFENSIVE EQUITY FUND, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), ALLIANCEBERNSTEIN DELAWARE BUSINESS TRUST - A I ALL-C P S, POWERSHARES FTSE RAFI EMERGING MARKETS UCITS ETF, FORD MOTOR COMPANY OF CANADA, L PENSION TRUST, PFM MULTI-MANAGER SERIES TRUST -

DOCS - 4282519v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

PFM MULTI-MANAGER, NEW CHURCH INVESTMENT FUND, BLACKROCK ADVANTAGE GLOBAL FUND INC, DIVERSIFIED MARKETS (2010) POOLED FUND TRUST, MASSMUTUAL SELECT BLACKROCK GLOBAL ALLOCATION FUND, THREE MILE ISLAND UNIT ONE QUALIFIED FUND, BLACKROCK GLOBAL ALLOCATION FUND (AUST), KIEGER FUND I - KIEGER GLOBAL EQUITY FUND, GOLDMAN SACHS GIVI GLOBAL EQUITY - GROWTH M TILT PORTFOLIO, THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PL, MUNICIPAL E ANNUITY A B FUND OF CHICAGO, SPDR SP EMERGING MARKETS FUND, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, ITAU FUNDS - LATIN AMERICA EQUITY FUND, INVESCO SP EMERGING MARKETS MOMENTUM ETF, STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, AZL BLACKROCK GLOBAL ALLOCATION FUND, AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND, LVIP BLACKROCK SCIENTIFIC ALLOCATION FUND, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, CHEVRON MASTER PENSION TRUST, OPPENHEIMER EMERGING MARKETS REVENUE ETF, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, PGIM FUNDS PUBLIC LIMITED COMPANY, BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C), LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY, LEGAL GENERAL GLOBAL EQUITY INDEX FUND, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, DEUTSCHE X-TRACKERS FTSE EMERGING COMPREHENSIVE FACTOR ETF, AMERICAN HEART ASSOCIATION, INC., BLACKROCK GL ALLOCATION PORTFOLIO OF BLACKROCK SER FD, INC, INVESCO STRATEGIC EMERGING MARKETS ETF, VIRTUS GLOVISTA EMERGING MARKETS ETF, INVESCO MSCI EMERGING MARKETS EQUAL COUNTRY WEIGHT ETF, NEUBERGER BERMAN INVESTMENT FUNDS PLC, HARTFORD FUNDS MANAGEMENT COMPANY, LLC, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, AJO EMERGING MARKETS LARGE-CAP FUND, LTD., INVESCO PUREBETASM FTSE EMERGING MARKETS ETF, FIRST TRUST GLOBAL F PLC - FIRST T G E INCOME UCITS ETF (votes cast via Remote Vote Ballots).

The above matches the original recorded in the proper book.

Camaçari/BA, April 16, 2019.

PRESIDING BOARD:

_______________________________ Paula C. P. Magalhães Azevedo Chairwoman	_______________________________ Alessandra Ordunha Araripe Secretary

DOCS - 4282519v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

EXHIBIT I

FINAL SUMMARY VOTING MAP

Matters on the Agenda of the Annual and Extraordinary General Meeting

Held on April 16, 2019 (Resolutions)

Description of the Resolution		Vote	Number of shares		(%) of the Share Capital in Attendance *	(%) of the Total Number of Common Shares present	(%) of the Total Number of Preferred Shares present
			(ON)(1)	(PN)(2)
Resolve on the Management Report and the respective Management Accounts and Financial Statements of the Company, including the Explanatory Notes, corresponding to the fiscal year ended on December 31, 2018, along with the Report from the Independent Auditors and the Report from the Fiscal Council.		Approvals	438,777,375	-	64.6%	99.3%	-
		Rejections	3,060,100	-	0.5%	0.7	-
		Abstentions	2,800	-	0.0%	0.0%	-
Resolve on the allocation of the net profit for the fiscal year ended on December 31, 2018.(3)		Approvals	-	-	-	-	-
		Rejections	-	-	-	-	-
		Abstentions	-	-	-	-	-
Election of candidates to the Fiscal Council (by separate voting under Article 161, paragraph 4, item "a", of the Corporation Law, for preferred shares).(4)	Patricia Gracindo Marques de Assis Bentes (Acting Member) / Fábio Vianna (Alternate Member)	Approvals	-	36,556,574	5.4%	-	15.4%
		Rejections	-	217,556	0.0%		0.1%
		Abstentions	-	614,690	0.1%		0.3%
Election of candidates to the Fiscal Council (by single group of candidates)	Ismael Campos de Abreu (Acting Member) / Ivan Silva Duarte (Alternate Member) Gilberto Braga (Acting Member) / Tatiana Macedo Costa Rego Tourinho (Alternate Member) Carlos Alberto Rechelo Neto (Acting Member) / Bruno Passos da Silva Melo (Alternate Member) Viviana Cardoso de Sá e Faria (Acting Member) / Bruno Carvalho Baruqui (Alternate Member)	Approvals	438,761,575	-	64.6%	99.3%	-
		Rejections	3,060,100	-	0.5%	0.7%	-
		Abstentions	18,600	-	0.0%	0.0%	-
Resolve on the annual aggregate compensation of managers and members of the Fiscal Council regarding the fiscal year ending on December 31, 2019, in the total amount of BRL 83,039,380.15, regarding the aggregate compensation of Managers, which amount includes fixed and variable fees and respective social charges acknowledged in the financial statements of the Company, as well as applicable benefits, and which must be individualized by the Board of Directors, and the amount of BRL 1,101,600,00, referring to the compensation of the members of the Fiscal Council.		Approvals	438,777,375	-	64.6%	99.3%	-
		Rejections	3,060,100	-	0.5%	0.7%	-
		Abstentions	2,800	-	0.0%	0.0%	-

Replacement of members of the Company's Board of Directors due to: (i) the resignations presented by Messrs. Ricardo Baldin and Edson Chil Nobre, acting members of the Board of Directors of the Company, and Mrs. Ticiana Vaz Sampaio Marianetti, alternate member of the Company's Board of Directors; and (ii) appointment of two (2) new acting members and one (1) alternate member for the Company’s Board of Directors, all of them for the remaining term of office in course, which shall end at the time of the Annual General Meeting that will resolve on the Company’s financial statements for the fiscal year ending on December 31, 2019;(5)

	Julio Soares de Moura (acting member) João Pinheiro Nogueira Batista (acting member) Marcelo Rossini de Oliveira (alternate member)	Approvals	438,761,575	-	64.6%	99.3%	-
		Rejections	3,060,100	-	0.5%	0.7%	-
		Abstentions	-	-	-	-	-

DOCS - 4282519v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

HELD ON APRIL 16, 2019

* It does not consider shares held in treasury.

(1) ON shares are common shares issued by the Company.

(2) PN Shares are classes A and B preferred shares issued by the Company, which have the right to vote only and exclusively for separate election of the Fiscal Council, under the terms of article 161, paragraph 4, item "a", of the Corporation Law.

(3) By virtue of a court decision rendered on April 15, 2019, in proceedings 0802005-67.2019.8.02.0000, by the Reporting Justice Alcides Gusmão da Silva, of the 3rd Civil Chamber of the Court of Justice of Alagoas, within the scope of the appeal filed by the Public Prosecutor's Office and the Public Defense Office, both of the State of Alagoas, the suspension of the resolution regarding the distribution of net profits for the fiscal year ended on December 31, 2018 until further analysis of the merits, was determined. Therefore, item 2 of the Agenda of this Annual General Meeting shall be the object of a resolution at a new General Meeting of the Company to be duly convened by the Company.

(4) Votes sent via Remote Vote Ballot were disregarded due to change of the indicated member.

(5) Votes sent via Remote Vote Ballot were disregarded due to change of the indicated member.

DOCS - 4282519v1

NOTICE OF VOTE AND PROTEST

JOSÉ AURÉLIO VALPORTO DE SÁ JUNIOR (“José Aurélio”), Brazilian citizen, executive and economist, single, holder of identity card No. 09868928-2, issued by DETRAN/RJ, registered with the CPF/ME under No. 343.384.701-00, resident at Rua Jorge Figueiredo 201, Anil, Rio de Janeiro, RJ, CEP 22750-120, as shareholder holding one hundred (100) common shares issued by BRASKEM S.A. (“Braskem” or the “Company”), hereby, for all legal purposes, registers his vote and lodges a protest (as applicable) on the following topics, which comprise the agenda of the Annual and Extraordinary Meeting, held at the Company’s head office located at Rua Eteno, 1.561, Polo Petroquímico, Camaçari, BA, on April 16, 2019, at 10:00 am (“AGOE”). requesting that this notice of vote be received by the chairman of the AGOE and filed along with the minutes in the records of the Commercial Registry of the State of Bahia, the Securities and Exchange Commission of Brazil, and the US Securities and Exchange Commission:

Agenda (Annual General Meeting):

(i) “Review, discuss and vote on the Management Report and respective Administrators’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2018, accompanied with the Independent Auditors’ Report and the Fiscal Board’s Report”

1.       Notice of Vote and Protest. José Aurélio votes against the Management Report and respective Managers’ Accounts and Financial Statements of the Company, containing Explanatory Notes for the fiscal year ended on December 31, 2018, accompanied with the Independent Auditors’ Report and the Fiscal Board’s Report.

1.1.    To protect the rights of the Company, its shareholders, investors, and the market in general, José Aurélio lodges and formalizes his protest with respect to the above Agenda item, under the following terms:

1.2.    The Company controllers, ODEBRECHT S.A., registered with the CNPJ/ME under No. 05.144.757/0001-72, with head office at Av. Luiz Vianna Filho, 2.841, Centro, Salvador, BA (“Odebrecht”) e ODEBRECHT SERVIÇOS E PARTICIPAÇÕES S.A., registered with the CNPJ/ME under No. 10.904.193/0001-69, with head office at Av. Rebouças, 3.970, 32º andar, São Paulo, SP (hereinafter referred to as “Odebrecht Participações” and, collectively with Odebrecht, the “Odebrecht Group”), have negotiated leniency agreements executed by them in conjunction with Braskem and gave guidance to the Company executives in the process of negotiating their leniency agreements (the “Agreements”) with American, Brazilian, and Swiss government officials. In this process, the Odebrecht Group had full access to the terms of the Agreements, but never permitted the entirety of the Agreements to be made available so that the other Company shareholders could make informed decisions, and as a result the minority shareholders not only drafted the accounting reports, but also made decisions about the accounts, after the execution of the Agreements, in a blatant uninformed manner.

1.3.    There is a pending claim filed by José Aurélio, in the capacity as procedural substitute of the Company, requesting compensation for the damage sustained by Braskem resulting from the corruption practices admitted in the Agreements (the “Claim”)1.

1.4.    Shareholder Geração Futuro Lpar Fundo de Investimento em Ações (the “Fund”), a traditional shareholder of the Company since 2007, joined the Claim as assistant co-party, endorsing the legality of the request made by José Aurélio.

1.5.    In the Claim, the Odebrecht Group argues, as the central grounds of its defenses, the existence of a supposed clause prohibiting reimbursement by the Company, contained in the leniency agreement executed with the US Department of Justice (the “Clause”).

1.6.    The Clause has never been disclosed to the minority shareholders, as substantially evidenced by the notice of vote submitted by shareholder Petróleo Brasileiro S.A. (“Petrobras”) in the Company’s Annual and Extraordinary Meeting held on September 19, 2017, which, despite approving the accounts regarding the fiscal year ended December 31, 2016, recommended that the Company's management sought “in accordance with Law No. 6,404/76, reimbursement for the loss sustained due to the acts disclosed in the Operation Car Wash, of those who caused it”.

1.7.    The Clause shall not bind the Company shareholders, who can and must, just as José Aurélio and the Fund have been doing, seek reimbursement for the corruption practices admitted by the Odebrecht Group executives, who were appointed by it to comprise Braskem’s management for over a decade.

1.8.    The controlling companies could not have approved the financial statements and accounts of the previous fiscal years, especially those subsequent to the execution of the Agreements, if said Agreements (i) granted them a particular benefit by preventing the Company from seeking compensation directly against the Odebrecht Group for the corruption practices admitted; (ii) were not fully disclosed to the other Company shareholders; (iii) were not subject to a specific resolution of the shareholders’ meeting, considering that now, the Odebrecht Group, wishes to take advantage of the approval of accounts recorded in the 2016 to confirm, before the Court, that the Agreements had supposedly been “approved” by the shareholders on that opportunity.

1.9.    In conclusion, the Odebrecht Group cannot use its control power on the decisions made by the Company to their own sole and exclusive benefit. It must act in strict compliance with the provisions of the law, with the purpose of meeting the company’s social function and complying with all good corporate governance practices.

(ii) “Examine, discuss and vote on the Management Proposal for allocation of the net profit for the fiscal year ended December 31, 2018”

1 Case No. 1097498-46.2018.8.26.0100, pending before the 2nd Corporate and Arbitration-Related Conflict Court of the Central Forum of the Judicial District of São Paulo (the “Court”)

2.       Notice of Vote. With respect to the examination, discussion, and voting of the Management Proposal for allocation of the net profit for the fiscal year ended December 31, 2018, José Aurélio voted for approval with restrictions of the payment of both the Compulsory Dividends and the Additional Dividend2-3 to the Company shareholders, considering that, strictly with respect to the Odebrecht Group, in view of the facts listed in this Notice of Vote and Protest (and explained in detail in the Claim), instead of being credited to its own accounts, the Compulsory Dividends and the Additional Dividend to which it is eligible must be deposited by the Company in a court account in favor of the Court, with the purpose of ensuring a future indemnity to be received by the Company by virtue of the acts carried out by the controlling companies abusing the power of control.

* * *

Camaçari, BA, April 16, 2019

JOSÉ AURÉLIO VALPORTO DE SÁ JUNIOR

Received by the chairman of the Company’s Annual and Extraordinary Meeting on April 16, 2019:

[signature]

Chairman

2 EXHIBIT III - Terms defined in Exhibit II of the Management Proposal for allocation of the Net Profit for the fiscal year ended in 2018, containing all information indicated in Exhibit 9.1.II of CVM Ruling No. 481 (the “Proposal”).

3 According to the Proposal, under the terms of article 44, paragraph 49, of the Company’s Articles of Organization, if approved by the Company’s Annual General Meeting, the Company shall distribute the amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58) for purposes of compulsory dividends (“Compulsory Dividends”) for fiscal year 2018. In addition to these amounts, the additional dividend (“Additional Dividend”) which distribution was proposed by the Management, totals two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-three centavos (BRL 2,002,255,714.73). Therefore, the global amount of dividends, corresponding to the sum of the Compulsory Dividends plus the Additional Dividend (“Global Amount of Dividends”), if approved by the Meeting, totals two billion, six hundred and sixty-nine million, six hundred and seventy-four thousand, two hundred and eighty-six Reais and thirty centavos (BRL 2,669,674,286,30), with three Reais, thirty-five centavos, and a fraction (BRL 3.35565826658) for every common and preferred class “A” share and sixty centavos and a fraction (BRL 0.60628536320) for every preferred class “B” share.

The Honorable Chairman of the Annual and Extraordinary Meeting of Braskem S.A.:

Lauro Novi Filho, as representative of the controlling shareholder - OSP Investimentos S.A., in the Braskem S.A. AGO-E, held on April 16, 2019, at 10:30 am, at the Company’s head office, with respect to the notice issued by the minority shareholder on the dividend distribution matter, the controlling shareholder hereby submits a court decision rendered yesterday in the records of Case No. 2056503-46.2019.8.26.0000 opposing the notice issued by minority shareholder José Aurélio Valporto de Sá Júnior.

The granting and filing of this instrument, along with the minutes of this AGO-E, in the relevant bodies.

[signature]

Lauro Augusto Passos Novis Filho

JUDICIARY BRANCH

COURT OF JUSTICE OF THE STATE OF SÃO PAULO

Order

Interlocutory Appeal Case No. 2056503-46.2019.8.26.0000

Reporting Justice: ARALDO TELLES

Judging Body: 2nd CORPORATE RESERVED CHAMBER;

This is an ancillary request for interlocutory appeal protection made within the scope of an Interlocutory Appeal, which originally, did not contain it, for purposes of attachment of all dividends to be distributed by a company in which the defendants are controlling companies, in a meeting scheduled for tomorrow.

And shall be included in the brief report located on pages 89/90.

As was with the original case, this appeal contains peculiarities that must be taken into consideration, mainly for the purposes intended by appellant, as per its petition contained in pages 452/458.

Primarily, the original request not address the attachment of the dividends to be distributed, but to the Braskem’s shares held by the defendants, not covered by those that they were granted in fiduciary guarantee (pages 32 of the origin - item 128, subitem a).

It should be stressed that the Honorable Trial Court Judge failed to examine this specific case.

However, taking into account that, if it were generic, it could cover other assets, one ought to consider that, at this time, there is no evidence, with the exception of the background examination of this appeal, of the near certainty of the right alleged by the appellant, considering that the sufficiency of the collateral provided by him must be assessed, the subject matter of another appeal, as well as the consideration that, despite the damages payable to the Company, without disregarding the deviations referred to in the complaint, in favor of corruption acts, benefits, albeit partially illegal, were achieved and, in this particular sense, an increase or reduction in the assets shall be ascertained.

In addition, upon filing of this appeal, appellant was already aware of the call for the annual/extraordinary meetings scheduled for tomorrow (page 15 - item 51) and failed to make this request, which leads to the conclusion that , if the situation is unchanged, he could not foresee the periculum in mora indicated herein.

Finally, the appeal was completed and, in conjunction with the other ones, is to be judged by the Judging Panel, which shall take place in an on-site session to be designated by the Presidency of the Chamber shortly.

In the light of the foregoing, I hereby REJECT the request contained in pages 452/458.

São Paulo, April 15, 2019.

Araldo Telles

Reporting Justice

This document is a copy of the original, digitally signed by JOSE ARALDO DA COSTA TELLES, released in the records on 4/15/2019 at 5:00 pm.

To check the original, access website https://esaj.tjsp.jus.br/pastadigital/sg/abrirConferenciaDocumento.do, please provide case 2056503-46.2019.8.26.0000 and code BBA7407.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.